UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

CENTRAL GOLD-TRUST
(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3
Courier Address: 55 Broad Leaf Crescent , Ancaster, Ontario, Canada  L9G 3P2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐                      Form 40-F   ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     YES   ☐                           NO   ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST
(Registrant)

Date November 7, 2006	By:	“(Signed)” J.C. STEFAN SPICER
(Signature)*
J.C. Stefan Spicer, President & CEO

*Print the name and title under the signature of the signing officer

Central Gold-Trust

3rd Quarter Report

September 30, 2006

The Role of Central Gold-Trust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies &	The Declaration of Trust requires that at least 90% of Gold-Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.
Restrictions
Gold-Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold-Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold-Trust. On each occasion, inspections are required to be performed in the presence of both Gold-Trust’s external auditors and Bank personnel.

Gold-Trust is subject to the regulations and reporting requirements of the American Stock Exchange, the Toronto Stock Exchange and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences

Gold-Trust’s units are listed on the American Stock Exchange (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of Gold-Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSPs and other regulated capital accounts where physical bullion investment is often not permitted.

The stock exchange listings provide readily quoted liquid markets for the units. The bid/ask spreads are usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon the sale, redemption or liquidation of Gold-Trust units.

Trustees’ Report to Unitholders

Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

We are pleased to advise that the units of Gold-Trust were listed for trading on the American Stock Exchange with the symbol GTU on Friday September 22, 2006.  The AMEX listing is expected to broaden the marketability of units for investors.

Net assets at September 30, 2006 were 98.3% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at September 30, 2006.

The accounts of Gold-Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 7 to 9 of this report, is as follows:

Net Assets — Net assets increased by $10,293,486 or 15.9% during the nine month period to a total of $74,953,233 due to the increase in the price of gold.

Net Income (Loss) — The net loss for the quarter ended September 30, 2006 amounted to $1,858,328 ($0.57 per unit) compared to net income of $4,410,656 ($1.35 per unit) for the same period in 2005.  Operating costs were $121,883 (2005: $90,969).  Virtually all of the net loss for the quarter is represented by unrealized depreciation of investments, which is included in accordance with CICA Accounting Guideline 18.

The net income for nine months ended September 30, 2006 amounted to $10,293,486 ($3.14 per unit) compared to $4,102,424 ($1.25 per unit) for the same period in 2005 after deducting operating costs of $387,588 (2005: $291,787).  Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Liquidity — All of the assets of Gold-Trust are liquid.  Interest-bearing cash deposits on hand are expected to be sufficient to provide expense coverage for Gold-Trust for over two years.  The Trustees are seeking to increase the size of Gold-Trust to further reduce per unit expenses for the benefit of all Unitholders.

According to legal and tax counsel, the units of Gold-Trust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts and financial institutions.

We are committed to the secure stewardship of Central Gold-Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,

On behalf of the Board of Trustees,

November 7, 2006                                            J.C. Stefan Spicer, President & CEO

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30, 2006	December 31, 2005
Net assets:
Gold at market (note 3)	$73,652,020	63,051,291
Interest-bearing cash deposits	1,380,148	1,662,689
Prepaid expenses & other	8,757	4,828
	75,040,925	64,718,808
Accrued liabilities (note 5)	(87,692)	(59,061)
Net assets representing Unitholders’ equity	$74,953,233	64,659,747

Represented by:
Capital: 3,277,500 units (note 4)	$48,200,337	48,200,337
Retained earnings inclusive of unrealized appreciation of investments	26,752,896	16,459,410
	$74,953,233	64,659,747

Net asset value per unit	$22.87	19.73

Net asset value per unit expressed in Canadian dollars	$25.51	23.00
Exchange rate:U.S. $1.00 = Cdn.	$1.1153	1.1659

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                        “Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
Net assets at beginning of period	$64,659,747	55,758,461	$76,811,561	55,450,229
Net income (loss) inclusive ofunrealized appreciation (depreciation) of investments	10,293,486	4,102,424	(1,858,328)	4,410,656
Net assets at end of period	$74,953,233	59,860,885	$74,953,233	59,860,885

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
Income (Loss):
Interest	$43,340	31,715	$15,055	11,404
Unrealized appreciation (depreciation) of investments	10,637,734	4,362,496	(1,751,500)	4,490,221
	$10,681,074	4,394,211	$(1,736,445)	4,501,625
Expenses:
Administration fees (note 5)	$182,826	132,740	$61,491	45,271
Safekeeping, insurance & bank charges	54,166	38,480	18,676	13,299
Legal fees (note 5)	40,233	25,095	12,193	6,000
Accounting fees	34,031	27,132	8,700	7,039
Trustee fees and expenses (note 5)	30,434	28,995	11,411	11,380
Regulatory filing fees	15,168	8,437	—	—
Unitholder information	11,192	10,688	2,470	2,346
Stock exchange fees	11,043	8,376	3,681	2,792
Registrar and transfer agent fees	8,360	10,961	3,188	2,682
Miscellaneous	299	196	46	57
Foreign currency exchange (gain) loss	(164)	687	27	103
Total operating expenses	387,588	291,787	121,883	90,969
Net income (loss):
inclusive of unrealized appreciation (depreciation) of investments	$10,293,486	4,102,424	$(1,858,328)	$4,410,656
Net income (loss) per unit:
inclusive of unrealized appreciation (depreciation) of investments	$3.14	1.25	$(0.57)	1.35

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
Capital (note 4)
3,277,500 units (2005: 3,277,500)	$48,200,337	48,200,337	$48,200,337	48,200,337
Retained earnings:
Balance at beginning of period	16,459,410	7,558,124	28,611,224	7,249,892
Net income (loss)	10,293,486	4,102,424	(1,858,328)	4,410,656
Balance at end of period	$26,752,896	11,660,548	$26,752,896	11,660,548
Unitholders’ equity	$74,953,233	59,860,885	$74,953,233	59,860,885

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
For the six months ended September 30, 2006
(amounts expressed in U.S. dollars unless otherwise stated)

1.      Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust with voting units, established under the laws of Ontario on April 28, 2003.

2.      The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2005 audited financial statements of Gold-Trust.  These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the 2005 annual financial statements.

3.      Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2006	December 31, 2005
Gold bullion in fine ounces	118,326	118,326
Gold certificates in fine ounces	4,581	4,581
Total fine ounces of gold	122,907	122,907
Cost (average $373.48 per fine ounce)	$45,903,639	45,903,639
Market — per fine ounce	$599.25	513.00
Market value	$73,652,020	63,051,291

4.      Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal undivided beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.  There were 3,277,500 units issued and outstanding on September 30, 2006.

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

5.      Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to Central Gold Managers Inc. for the nine months increased to $182,826 from $132,740 due to the increase in the value of assets under administration.  Included in accrued liabilities at September 30, 2006 is $19,863 (2005: $17,296) due to the

Administrator.  The Administrator furnishes administrative services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust. The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator.  Fees amounting to $31,413 were paid to SAM by the Administrator for the nine months ended September 30, 2006 (2005: $6,350).

Gold-Trust incurred legal fees amounting to $40,233 for the nine months ended September 30, 2006, of which $35,752 (2005: $22,949) was payable to a legal firm, of which one of Gold-Trust’s officers is a partner.  A balance of $6,000 was included in accrued liabilities at September 30, 2006 (2005: $7,574) relating to these services.

6.                 Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

7.      Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof.  It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations — Changes in Net Assets

Net assets increased by $10,293,486 or 15.9% during the nine months to a total of $74,953,233.  The increase in net assets was due to the increased price of gold at September 30, 2006.

Summary of Quarterly Financial Information

	Quarter Ended
	Sept 30/06	June 30/06	Mar. 31/06	Dec. 31/05
Income (loss) inclusive of unrealized appreciation of investments	$(1,736,445)	3,922,987	8,494,532	4,869,040
Net income (loss) inclusive of unrealized appreciation of investments	$(1,858,328)	3,791,542	8,360,272	4,798,862
Net income (loss) per Unit inclusive of unrealized appreciation of investments	$(0.57)	1.16	2.55	1.46

	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,501,625	1,178,432	(1,285,846)	1,880,784
Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,410,656	1,078,696	(1,386,928)	1,870,543
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$1.35	0.33	(0.42)	0.78

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit.  Assuming, as a constant exchange rate, the rate which existed on September 30, 2006 of $1.1153 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $2.25 per unit or Cdn $2.51 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.   As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations — Net Income

Gold-Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay expenses of maintaining the Trust.  Gold-Trust’s actual revenues are a miniscule percentage of its net assets.  However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.

The net income for the nine months ended September 30, 2006 amounted to $10,293,486 ($3.14 per unit) compared to $4,102,424 ($1.25 per unit) for the same period in 2005, after deducting operating costs of $387,588 (2005: $291,787).  Expenses increased for such period primarily due to higher administration fees resulting from an increase in net assets, and due to increased safekeeping, professional, regulatory and filing costs. Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets were 0.51% for the nine months ended September 30, 2006 when compared to 0.53% for the same period in 2005.  For the twelve months ended September 30, 2006, the operating expense rate was 0.63% compared to 0.56% for the same period in 2005.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust’s  objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses.  For the nine months ended September 30, 2006, Gold-Trust’s cash reserves including cash equivalents decreased by $282,541.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units.  Sales of bullion could result in Gold-Trust realizing capital losses or gains.

Related party information

Please refer to Note 5 on pages 5 & 6 of this interim report.

Additional Information

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report dated November 7, 2006, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Corporate Information

Trustees	Officers

John P. Embry (E)	John P. Embry, Co-Chairman
Brian E. Felske (A), (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A), (C), (I), (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C), (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A), (C), (I)	William L. Trench, A.C.I.S., CFO
Philip M. Spicer (N), (E)	Krystyna S. Bylinowski, Treasurer
J.C. Stefan Spicer (N), (E)

(A)	—	Member of Audit Committee
(C)	—	Member of Corporate Governance & Nominating Committee
(E)	—	Member of Executive Committee
(I)	—	Independent Trustee
(L)	—	Lead Trustee
(N)	—	Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company
Toronto, Ontario, Canada	Toronto, Ontario, Canada

Legal Counsel	Stock Exchange Symbols

Fraser Milner Casgrain LLP	AMEX: Units - GTU (U.S.$)
Toronto, Ontario, Canada
TSX: Units - GTU.UN (Cdn $)
GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, net asset value per unit and the detailed basis of their calculation are posted daily by about 5 p.m. Eastern time at www.gold-trust.com and www.goldtrust.ca.

Central Gold-Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website: www.gold-trust.com
www.goldtrust.ca

E-Mail: info@gold-trust.com

Phone: 905-304-GOLD

Fax: 905-648-4196

Central Gold-Trust

Management’s Discussion and Analysis

September 30, 2006

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof.  It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations — Changes in Net Assets

Net assets increased by $10,293,486 or 15.9% during the nine months to a total of $74,953,233.  The increase in net assets was due to the increased price of gold at September 30, 2006.

Summary of Quarterly Financial Information

	Quarter Ended
	Sept 30/06	June 30/06	Mar. 31/06	Dec. 31/05
Income (loss) inclusive of unrealized appreciation of investments	$(1,736,445)	3,922,987	8,494,532	4,869,040
Net income (loss) inclusive of unrealized appreciation of investments	$(1,858,328)	3,791,542	8,360,272	4,798,862
Net income (loss) per Unit inclusive of unrealized appreciation of investments	$(0.57)	1.16	2.55	1.46

	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04
Income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,501,625	1,178,432	(1,285,846)	1,880,784
Net income (loss) inclusive of unrealized appreciation (depreciation) of investments	$4,410,656	1,078,696	(1,386,928)	1,870,543
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of investments	$1.35	0.33	(0.42)	0.78

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit.  Assuming, as a constant exchange rate, the rate which existed on September 30, 2006 of $1.1153 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $2.25 per unit or Cdn $2.51 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.   As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations — Net Income

Gold-Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay expenses of maintaining the Trust.  Gold-Trust’s actual revenues are a miniscule percentage of its net assets.  However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.

The net income for the nine months ended September 30, 2006 amounted to $10,293,486 ($3.14 per unit) compared to $4,102,424 ($1.25 per unit) for the same period in 2005, after deducting operating costs of $387,588 (2005: $291,787).  Expenses increased for such period primarily due to higher administration fees resulting from an increase in net assets, and due to increased safekeeping, professional, regulatory and filing costs. Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets were 0.51% for the nine months ended September 30, 2006 when compared to 0.53% for the same period in 2005.  For the twelve months ended September 30, 2006, the operating expense rate was 0.63% compared to 0.56% for the same period in 2005.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust’s  objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses.  For the nine months ended September 30, 2006, Gold-Trust’s cash reserves including cash equivalents decreased by $282,541.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units.  Sales of bullion could result in Gold-Trust realizing capital losses or gains.

Related party information

Please refer to Note 5 on pages 5 & 6 of this interim report.

Additional Information

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report dated November 7, 2006, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibits to Form 6-K 3rd Quarter Report at September 30, 2006

Exhibit A:                                            Form 52-109F2 — Certification of Disclosure in Issuers’ Annual and Interim Filings, CEO.

Exhibit B:                                              Form 52-109F2 — Certification of Disclosure in Issuers’ Annual and Interim Filings, CFO.